SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21 Corporate Registry (NIRE): 33 300 276 963	TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/MF): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

NOTICE TO THE MARKET

Approval of Network Infrastructure Sharing Agreement between

TIM and Telefônica Brasil (VIVO)

TIM PARTICIPAÇÕES SA (“Company” or “TPAR”) (B3: TIMP3; NYSE: TSU) and its wholly-owned subsidiary TIM SA (“Subsidiary” or “TSA”), in accordance with article 157 of Law No. 6,404 and with the provisions of CVM Instruction N. 358, communicates to its shareholders, to the market in general and other interested parties what follows:

In continuity with the Notice to the Market of December 19, 2019, the Company, through its wholly-owned subsidiary TIM S.A., and Telefônica Brasil S.A. (“VIVO”), jointly called Companies, inform that on April 30, 2020 obtained the approval of the National Telecommunications Agency - ANATEL and, on June 3, 2020, obtained the approval of the Administrative Council for Economic Defense - CADE, for the execution of two onerous transfer contracts aimed at sharing 2G, 3G and 4G mobile network infrastructure.

These initiatives reinforce the evolution process of the Brazilian telecommunications market in terms of network infrastructure sharing, benefiting customers by improving the usage experience with an increase of the traffic capacity, as well as an expanding the offer, with the entry of one operator in cities where the other is not present. In addition, there are opportunities for operational and financial efficiency for the Companies, optimizing their assets and resources.

The Companies reiterate that they will preserve their commercial and customer management autonomy, regardless of this network infrastructure sharing agreement.

Rio de Janeiro, June 03, 2020.

TIM Participações S.A.	TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer	Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: June 3, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.